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SI 18006739

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SEC Mail Processing Section

MAR 05 2018

Washington DC 408

SEC FILE NUMBER
8-68855

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torino Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Hirsch - 212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Victor Sierra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torino Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FABIANO BORSATO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6275623
Qualified in New York County
My Commission Expires 01-28-2021

Notary Public

Signature

Chief Executive Officer
Title

DL FLORIDA
S600-867-72-031-0
EXP. 01/31/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Torino Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on Torino Capital, LLC's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torino Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Torino Capital, LLC's auditor since 2011.

Adeptus Partners, LLC

New York, New York
March 1, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

Torino Capital, LLC
Consolidated Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	172,720
Accounts receivable		8,869
Due from clearing brokers		1,034,647
Prepaid expenses		25,454
Clearing deposits		600,159
Rental security deposits		91,393
Premises and equipment, net		65,512
TOTAL ASSETS	$	1,998,754
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	199,719
Commissions payable		55,199
Due to clearing broker		5,600
Deferred rent		44,397
Total Liabilities		304,915
Subordinated Borrowings		1,250,000
Member's Equity		443,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,998,754

The accompanying notes are an integral part of this financial statement.

TORINO CAPITAL, LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC and its wholly-owned subsidiary (together, the Company) is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is a wholly-owned subsidiary of Torino Capital Group, LLC. During 2016, the Company formed a wholly-owned subsidiary, Torino Capital, S.A. (a South American corporation), which operates in the same capacity with Torino Capital, LLC.

The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) PRINCIPLES OF CONSOLIDATION

The consolidated statement of financial condition include the accounts of Torino Capital, LLC and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(d) ACCOUNTING BASIS

The consolidated statement of financial condition of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(e) USE OF ESTIMATES

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(g) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(h) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying consolidated statement of financial condition. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2014 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(i) SECURITIES VALUATION

The Company values its securities positions in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(j) SUBSEQUENT EVENTS

For the period ended December 31, 2017, the Company has evaluated subsequent events for potential recognition or disclosure through March 1, 2018, the date the consolidated statement of financial condition were available for issuance.

Note 2. DUE FROM CLEARING BROKERS

The Company is an introducing broker that clears its customer securities transactions through its clearing brokers on a fully disclosed basis. The Company pays its clearing brokers fixed ticket charges for clearing its transactions and other expenses such as foreign transaction fees. At December 31, 2017, $1,034,647 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to its clearing brokers.

Note 3. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing brokers involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to

purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 4. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2017 consists of the following:

Leasehold improvements	$ 13,656
Computers and equipment	93,420
Furniture and fixtures	66,472
	173,548
Less: Accumulated depreciation and amortization	(108,036)
Premises and equipment, net	$ 65,512

Note 5. COMMITMENTS

The Company leases its office facility under a non-cancelable operating lease that expired in January 2017, and was not renewed.

In November 2016, the Company entered into 5-year and 1-month lease agreement starting February 1, 2017 and expiring February 28, 2022, with an annual rental rate of $216,660, subject to increases due to electricity or other adjustments. Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2018	$ 216,660
2019	216,660
2020	216,660
2021	216,660
Thereafter	36,110
	$ 902,750

The Company leases space for their new office in Caracas, Venezuela. There is no formal lease agreement and they are billed on a month-to-month basis with installments of approximately $700.

Rent charged to expense for the Company's facilities for the year ended December 31, 2017 was approximately $237,078.

Note 6. CONTINGENCIES

The Company is currently involved in a FINRA arbitration proceeding with its former clearing company, in which the Company alleges violations of its clearing agreement and is seeking substantial damages and injunctive relief. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this arbitration will not result in any material adverse effect on the Company's consolidated financial position.

Note 7. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2017, are listed in the following:

Subordinated note, 3 percent, due August 31, 2018	$ 1,000,000
Subordinated note, 3 percent, due December 31, 2019	150,000
Subordinated note, 3 percent, due February 21, 2020	100,000
Total subordinated borrowings	$ 1,250,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on August 31, 2018, December 31, 2019, and February 21, 2020.

The fair value of subordinated borrowings is $1,250,000.

Note 8. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ --	$ --	$ --

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2017.

The Company's financial instruments, including cash, due from clearing brokers, other assets, payables, subordinated borrowings and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

TORINO CAPITAL, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

WITH INDEPENDENT AUDITOR'S REPORT

December 31, 2017

TORINO CAPITAL, LLC
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